April 21, 2006

Via Facsimile (212.858.1500) and U.S. Mail

Steven R. Rusmisel, Esq.
Pillsbury Winthrop Shaw Pittman LLP.
1540 Broadway
New York, NY 10036

      Re:	Inter-Tel, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed April 18, 2006
		File No. 0-10211

Dear Mr. Rusmisel:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The preliminary proxy statement filed on April 10, 2006, as revised by this filing, was not identified with the appropriate header tag to indicate the materials relate to a contest. Thus, please resubmit this filing with the PREC14A Edgar header tag to so indicate. Contact Sylvia J. Pilkerton in the Office of Edgar and Information Analysis by facsimile at (202) 772.9216 to request guidance on resubmitting the filing with the appropriate header tag.

Schedule 14A

Notice of Annual Meeting

2. We note the board`s belief that Mr. Mihaylo`s proposals are not in the security holders` best interests. To the extent the board has taken a position with regard to the proposals, the proxy statement should address the basis for that position. Please expand where appropriate. Further, you should disclose prominently that, by executing the company`s proxy, security holders will be unable to vote for Mr. Mihaylo`s proposals if presented.

Revocability of Proxies, page 3

3. Please expand to address the effect of a security holder`s execution of a White Proxy Card after the execution of the insurgent`s card, i.e., would the execution revoke the first proxy
in its entirety.   For example, will a subsequent execution of a
White Proxy Card revoke a security holder`s vote in connection with Mr. Mihaylo`s non-election proposals? In this regard, please address Any other effects of using a limited proxy card.

Voting and Solicitation, page 3

4. We note that you and Innisfree M&A may employ various methods to solicit proxies, including mail, telephone, in person, facsimile, or other electronic means. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

5. If solicitation via the internet is among the methods you may employ to solicit proxies, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

6. We note your employees may solicit proxies. Please provide the information required by Item 4(b)(2) of Schedule 14A.

Deadline for Receipt of Shareholder Proposals, page 5

7. It is unclear whether the Company`s proxies will exercise discretionary authority to vote on Mr. Mihaylo`s proposals in the event he does not comply with the requirements of Rule 14a-
4(c)(2). In this regard, please note that if the Company does intend to utilize discretionary authority, if it is available, the Company must include "advice on the nature of the matter and how [it] intends to exercise its discretion to vote on each matter."

8. Provide the disclosure regarding Mr. Mihaylo`s proposals under a separate subheading. Further, if true, clarify that a non-vote for Mr. Mihaylo`s proposals, i.e., execution of the White Proxy Card, would constitute a vote against.

Proposal No. 2

9. Please revise your disclosure in this section to address all of the "material" consequences of the Reincorporation and of the differences between the provisions of Arizona Law and Delaware
Law, rather than just "certain aspects" of this proposal and "certain differences" between the state law provisions. Also, to the extent applicable, revise your description of the possible negative consequences of this proposal in light of this comment.

Mechanics of the Reincorporation, page 10

10. We refer you to your disclosure in the last full paragraph on page 11. Please revise your disclosure to state clearly that the Reincorporation Agreement may be amended after security holders have voted to adopt the proposal, and confirm that you will re-solicit security holders` approval if the terms of the agreement will be materially different than as described here. Additionally, please summarize the "principal portions" of the Reincorporation
Agreement that may not be amended without the approval of security holders.

Principal Reasons for the Reincorporation; Recommendation, page 11

11. We refer you to your disclosure in the penultimate paragraph on page 12. Please explain in greater detail your belief that Delaware law "strikes an appropriate balance" with respect to the personal liability of directors and officers.

Federal Income tax Consequences of the Reincorporation, page 24

12. Please revise your disclosure to include a description of all of the "material" federal tax consequences of the transaction, rather than just "certain" federal tax consequences.

Shareholder Proposals, page 30

13. It appears that security holders who follow the instructions included in these materials will be disenfranchised insofar as they will not be permitted to vote on the matters (other than the election of directors) that may be proposed by Mr. Mihaylo. Revise to indicate that by executing and returning the white proxy card, security holders will relinquish the opportunity to vote on these proposals.

Form of Proxy

14. Execution of the White Proxy Card gives the company`s proxies the power to vote shares on "any other matters which may come before" the meeting. Please revise this language to address Mr. Mihaylo`s shareholder proposals for which the company may not exercise discretionary authority. In addition, state clearly that security holders executing the White Proxy Card will not be able to vote on Mr. Mihaylo`s proposals. Further, to the extent the proxies intend to retain discretionary authority on matters for which the company did not have adequate notice pursuant to Rule 14a-4(c)(1), please state.

15. It is unclear whether you plan to use discretionary authority to adjourn the meeting to solicit additional proxies. In this regard, adjournment of a meeting in order to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4(c)(7). To the extent that you wish to vote the proxies in this way, you must provide a separate voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes. Should you add this box, revise the proxy statement to provide a separate section discussing the reasons for this proposal and the board`s voting recommendation with respect to this proposal.

Closing Comments

      Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures you have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

               				Very truly yours,



          				      Ade K. Heyliger
						Attorney-Advisor
						Office of Mergers and Acquisitions